UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

LENDINGTREE, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

894675107

(CUSIP Number)

Renee L. Wilm, Esq.

Chief Legal Officer

c/o GCI Liberty, Inc.

12300 Liberty Boulevard

Englewood, CO 80112

(720) 875-5900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 6, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 894675107

1.	Names of Reporting Persons GCI Liberty, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,443,989 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,443,989 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,443,989 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Excludes any shares beneficially owned by the executive officers and directors of the Reporting Person.

13.	Percent of Class Represented by Amount in Row (11) 26.3% (1), (2)

14.	Type of Reporting Person (See Instructions) CO

(1) Includes 642,850 shares of common stock, par value $.01 per share (the “Common Stock”), of LendingTree, Inc., a Delaware corporation (the “Issuer”), pledged as collateral to secure the obligations of an indirect, wholly-owned subsidiary of GCI Liberty, Inc., a Delaware corporation, under an agreement confirming the terms and conditions of a share forward transaction with Royal Bank of Canada.

(2) Based on 13,115,157 shares of Common Stock outstanding as of July 29, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020 filed by the Issuer with the Securities and Exchange Commission on August 4, 2020.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 4)

Statement of

GCI LIBERTY, INC.

Pursuant to Section 13(d) of the

Securities Exchange Act of 1934

in respect of

LENDINGTREE, INC.

This Statement on Schedule 13D/A relates to the shares of common stock, par value $.01 per share (the “Common Stock”), of LendingTree, Inc., a Delaware corporation (the “Issuer” or “TREE”).

The Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) with respect to the Issuer by GCI Liberty, Inc., a Delaware corporation (the “Reporting Person” or “GCI Liberty”), on March 16, 2018 (the “Original Statement”), as amended by Amendment No. 1 filed with the Commission by the Reporting Person on June 25, 2018 (“Amendment No. 1”), Amendment No. 2 filed with the Commission by the Reporting Person on July 10, 2018 (“Amendment No. 2”) and Amendment No. 3 filed with the Commission by the Reporting Person on May 1, 2019 (“Amendment No. 3” and, together with Amendment No. 1, Amendment No. 2 and the Original Statement, the “GCI Liberty Schedule 13D”), is hereby amended and supplemented to include the information set forth herein. This amended Statement on Schedule 13D/A (this “Amendment” and together with the GCI Liberty Schedule 13D, this “Statement”) constitutes Amendment No. 4 to the GCI Liberty Schedule 13D. Capitalized terms not defined herein have the meanings given to such terms in the GCI Liberty Schedule 13D. Except as set forth herein, the GCI Liberty Schedule 13D is unmodified.

Item 2. Identity and Background.

The information contained in Item 2 of the GCI Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

Schedule 1 attached hereto is incorporated by reference and amends and restates Schedule 1 of the GCI Liberty Schedule 13D in its entirety. Each of such executive officers and directors is a citizen of the United States, unless otherwise noted on Schedule 1. Neither the Reporting Person, nor, to the best knowledge of the Reporting Person, any of its executive officers and directors named on Schedule 1 to this Amendment, has, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

The information contained in Item 4 of the GCI Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

On August 6, 2020, GCI Liberty entered into an Agreement and Plan of Merger with Liberty Broadband Corporation (“Liberty Broadband”) and certain of its subsidiaries that provides for, among other things, a proposed combination of GCI Liberty and Liberty Broadband as described in Item 6 below. Effective upon the closing of the Combination (as defined below),

Liberty Broadband will beneficially own the shares of Common Stock to which this Statement relates.

The information contained in Item 6 of this Amendment is incorporated by reference into this Item.

Item 5. Interest in Securities of the Issuer.

The information contained in Item 5 of the GCI Liberty Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The Reporting Person beneficially owns 3,443,989 shares of Common Stock, which represents approximately 26.3% of the outstanding shares of Common Stock of the Issuer. The foregoing percentage interest is based on 13,115,157 shares of Common Stock outstanding as of July 29, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020 filed by the Issuer with the Securities and Exchange Commission on August 4, 2020.

(b) The Reporting Person has the sole power to vote and to dispose of, or to direct the voting or disposition of, all of the shares of Common Stock beneficially owned by it, subject, however, to the pledge by Ventures Holdco, LLC, an indirect wholly-owned subsidiary of the Reporting Person, of 642,850 shares of Common Stock under an agreement confirming the terms and conditions of the 2019 Forward Transaction described in Amendment No. 3.

(c) Other than as described in this Statement, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Schedule 1 Persons effected any transactions in respect of the Common Stock within the last sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Item 6 of the GCI Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

The Merger Agreement

On August 6, 2020, GCI Liberty entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among GCI Liberty, Liberty Broadband, Grizzly Merger Sub 1, LLC, a Delaware limited liability company and a wholly owned subsidiary of Liberty Broadband (“Merger LLC”), and Grizzly Merger Sub 2, Inc., a Delaware corporation and a wholly owned subsidiary of Merger LLC (“Merger Sub”).  The Merger Agreement provides for, among other things and subject to the satisfaction or waiver of certain specified conditions set forth therein, (i) the merger of Merger Sub with and into GCI Liberty (the “Merger”), with GCI Liberty surviving the Merger as a wholly owned subsidiary of Merger LLC, and (ii) immediately following the Merger, the merger of GCI Liberty (as the surviving corporation in the Merger) with and into Merger LLC (the “Upstream Merger”, and together with the Merger, the “Combination”), with Merger LLC surviving the Upstream Merger as a wholly owned subsidiary of Liberty Broadband.

Pursuant to the Merger Agreement, (i) each share of Series A common stock, par value $0.01 per share, of GCI Liberty (the “GLIB Series A Common Stock”) issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (except for shares held by GCI Liberty as treasury stock) will be converted into the right to receive 0.580 of a share of Series C common stock, par value $0.01 per share, of Liberty Broadband (the “LBRD Series C Common Stock”), plus cash (without interest) in lieu of any fractional shares of LBRD Series C Common Stock (the “Series A Consideration”), (ii) each share of Series B common stock, par value $0.01 per share, of GCI Liberty (the “GLIB Series B Common Stock” and, together with the GLIB Series A Common Stock, the “GLIB Common Stock”) issued and outstanding at the Effective Time (except for shares held by GCI Liberty as treasury stock, and for shares of GLIB Series B Common Stock to which the holder thereof properly demands, and does not withdraw its demand for or otherwise lose its right to, appraisal of such shares) will be converted into the right to receive 0.580 of a share of Series B common stock, par value $0.01 per share, of Liberty Broadband (the “LBRD Series B Common Stock”), plus cash (without interest) in lieu of any fractional shares of LBRD Series B Common Stock (the “Series B Consideration” and, together with the Series A Consideration, the “Common Consideration”) and (iii) each share of Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share, of GCI Liberty (the “GLIB Preferred Stock”) issued and outstanding immediately prior to the Effective Time (except for shares held by GCI Liberty as treasury stock) will be converted into the right to receive a share of Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share, to be issued by Liberty Broadband (the “LBRD Preferred Stock”) (the “Preferred Consideration” and, together with the Common Consideration, the “Merger Consideration”). The LBRD Preferred Stock will have substantially identical terms to the GLIB Preferred Stock, including a mandatory redemption date of March 8, 2039. At the closing of the Combination, (i) former holders of the GLIB Common Stock are expected to own in the aggregate shares of LBRD Series C Common Stock and LBRD Series B Common Stock representing approximately 30.6% of the total number of outstanding shares of Series A common stock, par value $0.01 per share, of Liberty Broadband (the “LBRD Series A Common Stock”), LBRD Series B Common Stock and LBRD Series C Common Stock, (ii) former holders of the GLIB Preferred Stock will own in the aggregate all outstanding shares of LBRD Preferred Stock and (iii) former holders of GLIB Common Stock and GLIB Preferred Stock are expected to own, in the aggregate, approximately 16.7% of the voting power of Liberty Broadband.  The foregoing percentages are based on approximately 26.5 million shares of LBRD Series A Common Stock, approximately 2.5 million shares of LBRD Series B Common Stock and approximately 153.0 million shares of LBRD Series C Common Stock outstanding as of July 15, 2020 and approximately 101.3 million shares of GLIB Series A Common Stock and approximately 4.5 million shares of GLIB Series B Common Stock outstanding as of April 30, 2020 and approximately 7.2 million shares of GLIB Preferred Stock outstanding as of March 31, 2020.

The closing of the Combination is subject to certain mutual conditions, including (1) the adoption of the Merger Agreement by the holders of at least a majority of the aggregate voting power of the outstanding shares of GCI Liberty entitled to vote thereon, voting together as a single class; (2) the adoption of the Merger Agreement by the holders of at least a majority of the aggregate voting power of the outstanding shares of GCI Liberty entitled to vote thereon not owned by John C. Malone (“Mr. Malone”) and certain other persons, voting together as a single class (i.e., a majority of the minority vote) (which condition may not be waived); (3) the approval of the stock issuances contemplated by the Merger Agreement and an Exchange Agreement, made and entered into on August 6, 2020, by and among Mr. Malone, a revocable trust of which Mr. Malone is the sole trustee and beneficiary and Liberty Broadband, by the affirmative vote of holders of a majority of the aggregate voting power of the outstanding shares of Liberty Broadband capital stock represented in person or by proxy at the meeting and entitled to vote on the subject matter, voting together as a single class; (4) the adoption of the Merger Agreement by the holders of at least a majority of the aggregate voting power of the outstanding shares of Liberty Broadband entitled to vote thereon not owned by Mr. Malone and certain other persons, voting together as a single class (i.e., a majority of the minority vote) (which condition may not be waived); (5) any required approvals under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in respect of the Combination and other transactions contemplated by the Merger Agreement; (6) any required approvals of the United States Federal Communications Commission and the Regulatory Commission of Alaska in respect of the Combination and other transactions contemplated by the Merger Agreement; (7) the absence of any order or law that has the effect of enjoining or otherwise prohibiting the closing of the Combination or any of the other transactions contemplated by the Merger Agreement and related transaction documents; (8) the approval for listing of the shares of LBRD Series C Common Stock and LBRD Preferred Stock to be issued as Merger Consideration on the NASDAQ Global Select Market and the effectiveness under the Securities Act of 1933, as amended, of a registration statement on Form S-4 with respect to the Merger Consideration shares to be issued; and (9) the delivery of an opinion by Skadden, Arps, Slate, Meagher & Flom LLP to GCI Liberty to the effect that the Combination will not impact the tax treatment of the 2018 split-off of GCI Liberty by Qurate Retail, Inc., a Delaware corporation (formerly known as Liberty Interactive Corporation).  The respective obligation of each party to consummate the Combination is also conditioned upon (x) the delivery of an opinion from such party’s tax counsel to the effect that the Combination will qualify as a “reorganization” for U.S. federal income tax purposes, (y) the other party’s representations and warranties being true and correct (subject to certain materiality and material adverse effect qualifications), and the other party having performed in all material respects its obligations under the Merger Agreement and (z) the absence of a material adverse effect on such party.

The foregoing summary of the Merger Agreement is qualified by reference to the full text of the Merger Agreement, which document is incorporated herein by reference and attached as an exhibit to this Amendment.

Item 7. Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:

7(f)

Agreement and Plan of Merger, dated as of August 6, 2020, by and among GCI Liberty, Liberty Broadband, Grizzly Merger Sub 1, LLC, and Grizzly Merger Sub 2, Inc. (incorporated by reference to Exhibit 2.1 to the Reporting Person’s Current Report on Form 8-K filed with the SEC on August 7, 2020 (File No. 001-38385)).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2020		GCI LIBERTY, INC.

	By:	/s/ Craig Troyer
Name: Craig Troyer
Title: Senior Vice President and Assistant Secretary

EXHIBIT INDEX

Exhibit No.	Description
7(a)	Assistant Secretary’s Certificate of GCI Liberty, Inc. (previously filed as exhibit 7(a) to the Schedule 13D of the Reporting Person, filed on March 16, 2018).

7(b)

Spinco Agreement, dated as of May 13, 2008, between IAC/InterActiveCorp, Liberty Media Corporation, LMC Silver King, Inc., Liberty HSN II, Inc., LMC USA VIII, Inc., LMC USA IX, Inc., LMC USA XI, Inc., LMC USA XII, Inc., LMC USA XIII, Inc., LMC USA XIV, Inc., LMC USA XV, Inc., Liberty Tweety, Inc., BDTV Inc., BDTV II Inc., BDTV III Inc., BDTV IV Inc. and Barry Diller (incorporated by reference to Exhibit 10.1 to IAC/InterActiveCorp’s Current Report on Form 8-K, filed with the SEC on May 16, 2008).

7(c)

Spinco Assignment and Assumption Agreement, dated as of August 20, 2008, among IAC/InterActiveCorp, Tree.com, Inc., Liberty Media Corporation and Liberty USA Holdings, LLC (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 25, 2008).

7(d)

Registration Rights Agreement, dated as of August 20, 2008, among Tree.com, Inc., Liberty Media Corporation and Liberty USA Holdings, LLC (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 25, 2008).

7(e)

Assignment and Assumption Agreement, dated as of November 2, 2017, by and among General Communication, Inc., Liberty Interactive Corporation, Liberty USA Holdings, LLC, Ventures Holdco, LLC, and LendingTree, Inc. (incorporated by reference to Exhibit 7(d) to Amendment No. 3 to Liberty Interactive Corporation’s Statement on Schedule 13D/A with respect to LendingTree, Inc., filed with the SEC on November 3, 2017).

7(f)

Agreement and Plan of Merger, dated as of August 6, 2020, by and among GCI Liberty, Liberty Broadband, Grizzly Merger Sub 1, LLC, and Grizzly Merger Sub 2, Inc. (incorporated by reference to Exhibit 2.1 to the Reporting Person’s Current Report on Form 8-K filed with the SEC on August 7, 2020 (File No. 001-38385)).

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS

OF

GCI LIBERTY, INC.

The name and present principal occupation of each director and executive officer of GCI Liberty, Inc. (“GCI Liberty”) is set forth below. The business address for each person listed below is c/o GCI Liberty, Inc., 12300 Liberty Boulevard, Englewood, Colorado 80112. To the knowledge of GCI Liberty, all executive officers and directors listed are United States citizens.

Name	Principal Occupation and Principal Business (if applicable)
John C. Malone	Chairman of the Board and Director of GCI Liberty

Gregory B. Maffei	President and Chief Executive Officer of GCI Liberty; Director of GCI Liberty

Ronald A. Duncan	Director of GCI Liberty

Gregg L. Engles	Director of GCI Liberty

Donne F. Fisher	Director of GCI Liberty

Richard R. Green	Director of GCI Liberty

Sue Ann Hamilton	Director of GCI Liberty

Renee L. Wilm	Chief Legal Officer of GCI Liberty

Brian J. Wendling	Chief Accounting Officer and Principal Financial Officer of GCI Liberty

Albert E. Rosenthaler	Chief Corporate Development Officer of GCI Liberty

1